SNIPP OPENS SWISS OFFICE; APPOINTS 15 YEAR VETERAN OF

LOYALTY AS MANAGING DIRECTOR

September 21, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of incentive marketing promotions, rebates and loyalty solutions listed on the TSX Venture Exchange, has launched its presence in Switzerland with the incorporation of Snipp Interactive Gmbh, a fully owned subsidiary of the company.

The Swiss company was created to service clients in Germany, Switzerland, Central Europe and Eastern Europe and is being led by Christian Hausammann. Christian Hausammann has over 15 years experience in loyalty and gift card management and marketing. Prior to joining Snipp he was Head of Customer & Loyalty Management at Swiss Post Solutions, where he handled large loyalty clients in Europe including a multi-channel fashion award winning retailer, a department store and others. He has also worked with Loyalty Services, Retailo Switzerland and Accarda.

“I am tremendously excited to join the Snipp team to lead our push into Germany and Central and Eastern Europe,” said Mr. Hausammann. “I have been intimately familiar with the loyalty market in Europe for many years now, and I think Snipp’s loyalty product offering is unmatched. In particular the notion of marrying receipt-processing with an enterprise loyalty solution creates an entirely new product that is perfectly suited for multi-channel brands looking to do loyalty programs. There is tremendous potential for such a solution in these geographies, particularly since the Snipp platform already has a presence and customer base here. Not only that but the product has already been customized for local languages and currencies.”

Through the loyalty platform business it acquired earlier in the year from SwissPost, Snipp already runs a number of loyalty programs in Europe in both the retail and service sectors, including ones for an iconic Irish department store, a large utility company, and Europe’s second largest shoe retailer. The Swiss office further cements Snipp’s commitment to Europe and its European clients.

In addition to its office in Switzerland, Snipp has offices across the United States and in Canada, the United Kingdom, Ireland, the Middle East and India.

According to Atul Sabharwal, CEO of Snipp, “The opening of our Swiss office and the hiring of Christian mark a new and important chapter in the evolution of our loyalty product. We have successfully finished the integration of our acquisition and Christian provides both a level of continuity for existing partner loyalty clients who may migrate directly onto our platform, as well as the opportunity to dramatically expand our presence in underserved markets in Europe.”

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website.

About Snipp:

Snipp’s incentive marketing technology platform enables brands and retailers to drive customer engagement and purchase. Our solutions include loyalty, rebates, promotions, rewards and data analytics. SnippCheck, Snipp’s unique receipt processing engine is now the market leader for receipt-based purchase validation, having powered several hundred programs for leading Fortune 500 brands and world-class agencies and partners. 99% of all households in the United States have been exposed to our programs.

Snipp is headquartered in Bethesda, Maryland, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange. We have closed two acquisitions in the past year, the most recent being the acquisition of Hip Digital Media, Inc., a leading digital rewards platform in June 2015.

FOR FUTHER INFORMATION PLEASE CONTACT:

Press Enquiries:

Atul Sabharwal, CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha, CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including the future financial performance of Hip and those factors discussed in filings made by us with the securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, problems integrating the businesses of Snipp and HIP, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forward-looking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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